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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                                 Audible, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                         Common and Series A Preferred
________________________________________________________________________________
                         (Title of Class of Securities)


                                   05069A104
        _______________________________________________________________
                                (CUSIP Number)


                               John A. Seethoff
               Associate General Counsel, Finance and Operations
                               One Microsoft Way
                        Redmond, Washington 98052-6399
________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 23, 2001
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)
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CUSIP NO. 05069A104
         -----------

------------------------------------------------------------------------------
      Names of Reporting Persons.
 1.   I.R.S. Identification Nos. of above persons (entities only).

      Microsoft Corporation; IRS No. 91-1144442
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2.   (a) _________________
      (b) _________________
------------------------------------------------------------------------------
      SEC Use Only
 3.

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.
      WC
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings Is Required Pursuant
 5.   to Items 2(d) or 2(e) __________________

------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.
      Washington
------------------------------------------------------------------------------
                          Sole Voting Power:
                     7.
                          1,975,000 shares of common stock, including a
                          warrant for 100,000 shares of common stock, and
                          2,666,666 shares of Series A preferred stock, with
                          four votes per each share of Series A preferred
     Number of            stock, based on the conversion ratio as of February
                          23, 2001.
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.

     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power:
                     9.
    Reporting             1,975,000 shares of common stock, including a
                          warrant for 100,000 shares of common stock, and
      Person              2,666,666 shares of Series A preferred stock, with
                          four votes per each share of Series A preferred
       With               stock, based on the conversion ratio as of February
                          23, 2001.
             -----------------------------------------------------------
                          Shared Dispositive Power
                    10.

------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11.
      1,975,000 shares of common stock, including a warrant for 100,000 shares of common stock, and 2,666,666 shares of Series A preferred stock convertible into 10,666,664 shares of common stock.
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12.
      (See Instructions)
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.
      7.2% of common; 100% of Series A Preferred. Microsoft's ownership percentage of outstanding Audible stock on a fully converted basis would be 33.1% based on the conversion ratio as of February 23, 2001 and based on 38,213,653 shares outstanding following the conversion of all Series A preferred stock.
------------------------------------------------------------------------------
      Type of Reporting Person:
14.
      CO
------------------------------------------------------------------------------

Item 1.   Security and Issuer

This statement relates to shares of common stock, par value $0.01 per share, and shares of Series A preferred stock, par value $0.01 per share, of Audible, Inc., a Delaware corporation ("Company"), with its principal office located at 65 Willowbrook Blvd., Wayne, NJ 07470.

Item 2.   Identity and Background

This statement is filed on behalf of Microsoft Corporation, a Washington corporation ("Microsoft"), with its principal offices located at One Microsoft Way, Redmond, Washington 98052-6399. Microsoft develops, manufactures, licenses, and supports a wide range of software products for a multitude of computing devices. Microsoft's online efforts include MSN (TM) network of Internet products and services and alliances with companies involved with broadband access and various forms of digital interactivity. Microsoft also licenses consumer software programs; sells hardware devices; provides consulting services; trains and certifies system integrators; and researches and develops advanced technologies for future software products. During the past five years, Microsoft has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has it been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

In December 1998, prior to Audible's initial public offering, Microsoft acquired 1,250,000 shares of Audible Series D preferred stock at a price of $4.00 per share for an aggregate purchase price of $5,000,000, which amount was funded by Microsoft's working capital. In April 1999, Audible issued to Microsoft a warrant to purchase 100,000 shares of common stock at a price per share equal to the price to the public of Audible common stock in Audible's initial public offering ($9.00 per share). This warrant may be exercised until November 18, 2003. Upon Audible's initial public offering on July 15, 1999, all of Audible's preferred stock converted into common stock and the 1,250,000 shares of Audible Series D preferred stock held by Microsoft became 1,875,000 shares of Audible common stock, par value $0.01 per share, on a basis of three shares of Audible common stock for every two shares of Audible Series D preferred stock.

On February 8, 2001, Microsoft entered into an agreement with Audible to acquire 2,666,666 shares of Audible Series A convertible preferred stock, par value $0.01 per share, at a price of $3.75 per share for an aggregate purchase price of $9,999,997.50, which amount was funded by Microsoft's working capital. The price per share was based on the closing price of Audible common stock on February 7, 2001 (a fifty percent (50%) premium was added to this closing price, which was then multiplied by four (4) for the purchase price per share of the Series A convertible preferred stock). The sale of shares to Microsoft under this agreement closed February 23, 2001.

Item 4.   Purpose of Transaction

Microsoft's acquisitions of Audible shares have been made for investment purposes. Depending on future evaluations of the business prospects of Audible and other factors, including, but not limited to, general economic and business conditions, Microsoft may retain or, from time to time, increase its holdings or dispose of all or a portion of its holdings, subject to any applicable legal and contracted restrictions on its ability to do so. Microsoft has no present plan or intention that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a) Microsoft beneficially owns 1,975,000 shares of Audible common stock, including a warrant for 100,000 shares of Audible common stock. The 1,975,000 shares represent 7.2% of Audible's common stock based on 27,546,989 shares of common stock outstanding as of November 10, 2000, as reported in Audible's Form 10-Q filed November 13, 2000 for the quarterly period ended September 30, 2000. Microsoft beneficially owns 2,666,666 shares of audible Series A preferred stock. The 2,666,666 shares represent 100% of Audible Series A preferred stock based on 2,666,666 shares of Series A preferred stock outstanding as of February 23, 2001.

          (b)  (i)   Sole Power to Vote or Direct the Vote:
                     1,975,000 shares of common stock, including a warrant for 100,000 shares of common stock, and 2,666,666 shares of Series A preferred stock, with four votes per each share of Series A preferred stock outstanding as of February 23, 2001.

               (ii)  Shared Power to Vote or Direct the Vote:
                     0 shares

               (iii) Sole Power to Dispose or Direct the Disposition:
                     1,975,000 shares of common stock, including a warrant for 100,000 shares of common stock, and 2,666,666 shares of Series A preferred stock, with four votes per each share of Series A preferred stock, based on the conversion ratio as of February 23, 2001.

               (iv)  Shared Power to Dispose or Direct the Disposition:
                     0 shares

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Series A Convertible Preferred Stock Purchase Agreement

Pursuant to the Series A Convertible Preferred Stock Purchase Agreement between Audible and Microsoft, dated as of February 8, 2001, Microsoft agreed to acquire 2,666,666 shares of Audible Series A convertible preferred stock for a purchase price of $3.75 per share. Microsoft has agreed to vote that number of voting securities it owns in excess of 19.4% of the oustanding voting securities of Audible in accordance with the recommendation of Audible's Board of Directors. However, Microsoft will not be subject to any restrictions regarding its voting securities in the event of any proposal for merger, consolidation, sale of substantially all of the assets or similar offer for any equity securities of Audible.

Item 7.   Material to Be Filed as Exhibits

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2001
-----------------------------------
Date

/s/ John A. Seethoff
-----------------------------------
Signature

John A. Seethoff, Associate General
Counsel, Finance and Operations
-----------------------------------
Name/Title